UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Symetra Financial Corporation
File No. 333-162344 - CF#33965

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      Symetra Financial Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form S-1 registration statement filed on October 5, 2009, as modified by the same contract refiled with fewer redactions with the application.

      Based on representations by Symetra Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.1   through January 31, 2022

      For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

                            Brent J. Fields
                            Secretary